August 31, 2016

Mr. Carlos Pacho
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	ORBCOMM Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 10, 2016 File No. 001-33118

Dear Mr. Pacho:

This letter is in response to the comments of the Staff of the Securities and Exchange Commission (the "Commission") made in the letter dated August 25, 2016 relating to the above-referenced Form 10-K filed on March 10, 2016.  This letter repeats the comments in the Staff's letter followed by a response prepared by management of ORBCOMM Inc. (the "Company").

Financial Statements

Consolidated Statements of Operations, page F-5

1. It appears that the captions "Cost of revenues" and "Gross profit" both exclude depreciation and amortization for satellite network and other equipment directly attributed to the generation of revenue. We believe that such presentation inappropriately reports a figure for income before depreciation and amortization. Pursuant to SAB Topic 11:B, revise your presentation to either reclassify the applicable depreciation and amortization to "Cost of revenues" or remove the caption "Gross margin" and indicate the amount of applicable depreciation and amortization that is excluded from "Cost of services" and "Cost of product sales."

RESPONSE:

The Company will remove in its future filings the "Gross profit" caption from the Consolidated Statements of Operations presentation. The Company, in its future filings, will provide information with respect to the depreciation and amortization amounts that are applicable to "Cost of services" and "Cost of product sales". This depreciation and amortization information

395 W. Passaic Street, Rochelle Park, NJ 07662 Telephone: 703-433-6300 Facsimile: 703-433-6400	22265 Pacific Boulevard, Dulles, VA 20166 Telephone: 703-433-6300 Facsimile: 703-433-6380
www.orbcomm.com

will be provided within the "Satellite Network and Other Equipment" and "Goodwill and Intangible Assets" footnotes, respectively.

The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the Company's filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 703-433-6361 in connection with questions or comments concerning the above responses. Thank you for attention to this matter.

Sincerely,

/s/ Christian Le Brun

Christian Le Brun
Executive Vice President and General Counsel

By EDGAR
 cc: Dean Suehiro, U.S. Securities and Exchange Commission
      Robert S. Littlepage, U.S. Securities and Exchange Commission

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